Mail Stop 7010

                                                January 12, 2006



Dr. Jose Luis Guerrero
The ICA Corporation
Mineria No. 145
Edificio Central
11800 Mexico City
Mexico

	RE:	The ICA Corporation
      Form 20-F/ A
		Filed July 28, 2005
      File # 1-11080


Dear Mr. Guerrero:

      We have reviewed your response letter dated November 16,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Year Ended December 31, 2004
Item 15. Controls and Procedures, page 91
1. We note your response to our prior comment one. Please confirm for us that your future filings will disclose, if true, that your officers concluded that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported as and when required and that your disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in your report is made known to management and others, as appropriate, to allow for timely decisions regarding required disclosures.

Note 30. Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America, page F-56
2. We note your response to our prior comment seven. However, it remains unclear to us whether you have identified the US dollar as your functional currency under U.S. GAAP. With reference to paragraph 5 and Appendix A of SFAS 52, please supplementally provide us with your analysis. If you concluded that the functional currency was the U.S. dollar for US GAAP purposes, more clearly tell us your basis for not identifying and quantifying this U.S. versus Mexican GAAP difference.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,




							John Cash
							Accounting Branch Chief


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Dr. Jose Luis Guerrero
The ICA Corporation
January 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE